SHARE PURCHASE AGREEMENT

THIS AGREEMENT made the 12th day of December, 2012,

BETWEEN:

Those individuals set out in Schedule 4 attached hereto.,
(hereinafter collectively called the "Vendor")

OF THE FIRST PART

AND:

Play LA Inc.,
a BVI business company incorporated under the laws of the British Virgin Islands,

(hereinafter called the "Purchaser")

OF THE SECOND PART

AND:

NFC Data Inc.,
a BVI business company incorporated under the laws of the British Virgin Islands,

(hereinafter called the "Corporation")

OF THE THIRD PART

THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties covenant and agree as follows:

ARTICLE I
INTERPRETATION

1.1                  Defined Terms

For the purpose of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	"Act" means the BVI Business Companies Act, 2004, as in effect on the date hereof;

(b)	"Affiliate" has the meaning attributed to that term in the Act;

(c)	"Arbitrator" has the meaning set out in section 2.4;

(d)	"Associate" has the meaning attributed to that term in the Act;

(e)
"Audited Financial Statements" means the audited consolidated financial statements of the Corporation as at and for the financial years ended December 31st, 2012, including the notes thereto and the report of the Corporation's auditors thereon, a copy of which is annexed hereto as Schedule 1;

(f)
"Business" means the business currently and heretofore carried on by the      Corporation or any of its subsidiaries, consisting of the development, production, marketing and promotion of products in the near field communications industry. Also included are the intellectual property licensing operations of the Corporation or any of it’s Subsidiaries or affiliates.

(g)	"Business Day" means any day (other than a Saturday or a Sunday or a bank or holiday in the British Virgin Islands);

(h)	"Claim" has the meaning set out in section 9.3;

(i)	"Closing Balance Sheet" has the meaning set out in section 2.3;

(j)	"Closing Certificates" has the meaning set out in subsection 5.1(a);

(k)	"Closing Date" means the 15th day of February, 2013, or such other date as may be mutually agreed upon by the Vendor and the Purchaser;

(l)	"Closing Financial Statements" has the meaning set out in section 2.3;

(m)	"Closing Income Statement" has the meaning set out in section 2.3;

(n)	"Common Shares" means the shares of par value $0.01 each in the Corporation;

(o)	"Contract" means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment, whether written or oral;

(p)	"Direct Claim" has the meaning set out in section 9.3;

(q)	"Employee Plans" has the meaning set out in section 3.34;

(r)
"Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege or any Contract to create any of the foregoing;

(s)	"Financial Statements" means the Audited Financial Statements;

(t)	"Indemnified Party" has the meaning set out in section 9.3;

(u)	"Indemnifying Party" has the meaning set out in section 9.3;

(v)	"Intellectual Property" has the meaning set out in section 3.12;

(w)	Not Used;

(x)	"Licences" has the meaning set out in section 3.20;

(y)
"Losses" means, in respect of any matter, all claims, demands, proceedings, losses, damages, liabilities deficiencies, costs and expenses (including, without limitation, all legal and other professional fees and disbursements, interest penalties and amounts paid in settlement) arising directly or indirectly as a consequence of such matter.

(z)	"Permitted Encumbrances" means:

(i)	liens for taxes, assessments and governmental charges due and being contested in good faith and diligently by appropriate proceedings (and for the payment of which adequate provision has been made);

(ii)
servitudes, easements, restrictions, rights-of-way and other similar rights in real property or any interest therein, provided the same are not of such nature as to materially adversely affect the use of the property subject thereto by the Corporation;

(iii)	liens for taxes either not due and payable or due but for which notice of assessment has not been given;

(iv)
undetermined or inchoate liens, charges and privileges incidental to current construction or current operations and statutory liens, charges, adverse claims, security interests or encumbrances of any nature whatsoever claimed or held by any governmental authority that have not at the time been filed or registered against the title to the asset or served upon the Corporation pursuant to law or that relate to obligations not due or delinquent; and

(v)	the Permitted Encumbrances described in Schedule 3;

(aa)	"Purchase Price" has the meaning set out in section 2.2;

(bb)	"Purchased Shares" has the meaning set out in section 2.1;

(cc)	"Third Party" has the meaning set out in section 9.5;

(dd)	"Third Party Claim" has the meaning set out in section 9.3; and

(ee)	"Time of Closing" means 10:00 am (B.V.I. time) on the Closing Date.

1.2                  Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in USD funds.

1.3                  Sections and Headings

The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement.  Unless otherwise indicated, any reference in this Agreement to a section or a Schedule refers to the specified section of or Schedule to this Agreement.

1.4                  Number, Gender and Persons

In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities.

1.5                  Accounting Principles

Any reference in this Agreement to generally accepted accounting principles refers to US generally accepted accounting principles ( US GAAP ).

1.6                  Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral.  There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.

1.7                  Time of Essence

Time shall be of the essence of this Agreement.

1.8                  Applicable Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the British Virgin Islands applicable therein, and each party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such country and all courts competent to hear appeals therefrom.

1.9                    Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

1.10                  Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and, where the context so permits, their respective successors and permitted assigns.  Subject to section 10.7, no party may assign any of its rights or obligations hereunder without the prior written consent of the other parties.

1.11                  Amendment and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party.  No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

1.12                  Schedules

The following Schedules are attached to and form part of this Agreement:

Schedule  1 -     Audited Financial Statements
Schedule  2 -     Location of Assets
Schedule  3 -     Permitted Encumbrances
Schedule  4 -     Vendors
Schedule 4A -   Certificate of Non-U.S. Shareholder
Schedule 4B -    Certificate of U.S. Shareholder
Schedule  5 -     Intellectual Property
Schedule  6 -     Material Contracts
Schedule  7 -     Licenses and Permits
Schedule  8 -     Regulatory and Shareholder Consents

Schedule  9 -     Third Party Consents
Schedule 10 -    Legal and Regulatory Proceedings
Schedule 11 -    Accounts and Attorneys
Schedule 12 -    Directors and Officers
Schedule 13 -    Related Party Transactions
Schedule 14 -    Employee Matters
Schedule 15 -    Major Customers
Schedule 16 -    Form of Opinion of Vendor's Counsel
Schedule 17 -    Form of Release
Schedule 18 -    Form of Opinion of Purchaser's Counsel
Schedule 19 –   Option to Purchase
Schedule 20 –   Share Transfer Form
Schedule 21 –   Form of Officer/Director Resignation letters
Schedule 22 –   Form of Consent Letters
Schedule 23 –   Closing Certificates

ARTICLE II
PURCHASE AND SALE OF PURCHASED SHARES

2.1                  Purchase and Sale of Purchased Shares

Subject to the terms and conditions hereof, the Vendor covenants and agrees to sell, assign and transfer to the Purchaser and the Purchaser covenants and agrees to purchase from the Vendor all but not less than all the issued and outstanding Common Shares held by the Vendor as listed in Schedule 4 (the "Purchased Shares").

2.2                  Purchase Price

(a)
The purchase price payable by the Purchaser to the Vendor for the Purchased Shares (the "Purchase Price") shall be Thirty Million (30,000,000) fully authorized and issued common shares of the Purchaser (the “Consideration Shares”).  Purchaser shall allot and issue the Consideration Shares to the Vendor in the amount set out opposite the name of each Vendor in Schedule 4.  The Vendor acknowledges and agrees that the Consideration Shares are being issued pursuant to transactional exemptions from the prospectus delivery and registration requirements of the Securities Act of 1933 (the “1933 Act”).  As required by applicable securities law, the Vendor agrees to abide by all applicable resale restrictions and hold periods imposed by the applicable federal, state, provincial and local laws of the United States, and of each foreign jurisdiction (each a “Foreign Jurisdiction”) having jurisdiction over the Vendor. In addition, the Vendor hereby acknowledges and agrees that the Vendor shall be solely responsible to ensure that the issuance of the Consideration Shares to the Vendor pursuant to this Agreement complies with the prospectus delivery and registration requirements of each Foreign Jurisdiction having jurisidiction over the Vendor, and the Vendor hereby releases and shall hold the Purchaser harmless in respect of any claims, actions, or other proceedings arising in relation to such issuance.

(b)
All certificates representing the Consideration Shares issued on Closing will be endorsed with one of the following legends pursuant to the 1933 Act in order to reflect the fact that the Consideration Shares will be issued to the Vendor pursuant to exemptions from the registration requirements of the 1933 Act:

i.	For Vendor not resident in the United States:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN OFFERED IN AN OFFSHORE TRANSACTION TO A PERSON WHO IS NOT A U.S. PERSON (AS DEFINED HEREIN) PURSUANT TO REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”). NONE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES (AS DEFINED HEREIN) OR TO U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE 1933 ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.  IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE 1933 ACT.  “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.”

ii. For Vendor resident in the United States:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ENCUMBERED, OR OTHERWISE DISPOSED OF EXCEPT UPON SATISFACTION OF CERTAIN CONDITIONS. INFORMATION CONCERNING THESE RESTRICTIONS MAY BE OBTAINED FROM THE CORPORATION OR ITS LEGAL COUNSEL. ANY OFFER OR DISPOSITION OF THESE SECURITIES WITHOUT SATISFACTION OF SAID CONDITIONS WILL BE WRONGFUL AND WILL NOT ENTITLE THE TRANSFEREE TO REGISTER OWNERSHIP OF THE SECURITIES WITH THE CORPORATION"

(c)
Restricted Shares.  Vendor acknowledges that the Consideration Shares issued pursuant to the terms and conditions set forth in this Agreement will have such hold periods as are required under applicable securities laws and as a result may not be sold, transferred or otherwise disposed, except pursuant to an effective registration statement under the 1933 Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act and in each case only in accordance with all applicable securities laws.

(d)
Exemptions.  The Vendor acknowledges that Purchaser has advised Vendor that Purchaser is relying upon the representations and warranties of the Vendor set out in Shedules 4A and 4B,  (as applicable to Vendor) to issue the Consideration Shares under an exemption from the prospectus and registration requirements of the 1933 Act, and as a consequence, certain protections, rights and remedies provided by the 1933 Act, including statutory rights of rescission or damages, will not be available to the Vendor.

2.3                  Closing Financial Statements

As soon as is practical, and in any event not later than February 15th, 2013 the Vendor shall deliver to the Purchaser a consolidated audited balance sheet for the Corporation as of the close of business on the December 31st, 2012 (the "Closing Balance Sheet") and a consolidated  income statement for the Corporation for the period from January 1st, 2013 to the Closing Date (the "Closing Income Statement") each of which shall be reported on without qualification by K R Margeston Ltd., Chartered Accountants.  The Closing Balance Sheet and the Closing Income Statement (collectively, the "Closing Financial Statements") shall be prepared in accordance with generally accepted accounting principles applied on a basis consistent with the Audited Financial Statements and shall present fairly the consolidated financial position of the Corporation as at the Closing Date and the consolidated sales, earnings and results of operations for the period between January 1, 2013 and the Closing Date.

2.4                  Disputes Concerning Closing Financial Statements

The Purchaser or its auditors, K R Margeston Ltd., Chartered Accountants, may dispute any aspect of the Closing Financial Statements by notice in writing given to the Vendor within two weeks following the delivery of the Closing Financial Statements to the Purchaser.  Unless such dispute is resolved promptly by agreement, within two weeks following the notice of dispute, the Purchaser has the right to cancel the Share Purchase Agreement, at which time all monies advanced by the Purchaser to the Vendor and Corporation will be due and payable, and all documents provided by either party to the other as part of the due diligence shall be returned.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF
THE VENDOR AND THE CORPORATION

The Vendor and the Corporation jointly and severally represent and warrant to the Purchaser as follows and acknowledge that the Purchaser is relying on such representations and warranties in connection with its purchase of the Purchased Shares:

3.1                  Organization

The Vendor, if a corporation, is a corporation duly incorporated and organized and validly existing under the laws of the jurisdiction under which it was incorporated, and has the corporate power to own or lease its property, to own the Purchased Shares, to enter into this Agreement and to perform its obligations hereunder.  The Corporation is duly incorporated and organized and validly subsisting under the laws of the British Virgin Islands and has the corporate power to own or lease its property, to carry on the Business as now being conducted by it, to enter into this Agreement and to perform its obligations hereunder.  The Corporation is duly qualified as a corporation to do business in each jurisdiction in which the nature of the Business or the property and assets owned or leased by it makes such qualification necessary.

3.2                  Authorization

This Agreement has been duly authorized, executed and delivered by each of the Vendor and the Corporation and is a legal, valid and binding obligation of each of the Vendor and the Corporation, enforceable against the Vendor or the Corporation, as the case may be, by the Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

3.3                  No Other Agreements to Purchase

No person other than the Purchaser has any written or oral agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from the Vendor of any of the Purchased Shares.

3.4                  Authorized and Issued Shares

The number of shares that the Corporation is authorized to issue is 40,000 Common Shares, of which 40,000 Common Shares and no more have been duly issued and are outstanding as fully paid and non-assessable.

3.5                  Options

No person, firm or corporation has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares or other securities of the Corporation except as reflected on the schedule 19 attached to this agreement.

3.6                  Ownership of Purchased Shares

The Vendor is the beneficial owner of record of the Purchased Shares, with good and marketable title thereto, free and clear of all Encumbrances and, without limiting the generality of the foregoing, none of the Purchased Shares are subject to any voting trust, shareholder agreement or voting agreement.  Upon completion of the transaction contemplated by this Agreement, all of the Purchased Shares will be owned by the Purchaser as the beneficial owner of record, with a good and marketable title thereto (except for such Encumbrances as may have been granted by the Purchaser).

3.7                  No Subsidiaries

Other than VSIM Patent Co LLC,  IpVco LLC, VSIM Patent Ltd., and Proximity Game Studios Inc., the Corporation does not own and does not have any agreements of any nature to acquire, directly or indirectly, any shares in the capital of or other equity or proprietary interests in any person, firm or corporation, and the Corporation does not have any agreements to acquire or lease any other business operations.

3.8                  No Violation

The execution and delivery of this Agreement by the Vendor and the Corporation and the consummation of the transactions herein provided for will not result in either:

(a)	the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Vendor or the Corporation under:

(i)	any Contract to which the Vendor or the Corporation is a party or by which any of them is, or either of their properties are, bound;

(ii)
any provision of the constating documents, bylaws, memorandum and articles of association or resolutions of the board of directors (or any committee thereof) or shareholders of the Vendor or the Corporation;

(iii)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Vendor or the Corporation;

(iv)	any licence, permit, approval, consent or authorization held by the Vendor or the Corporation or necessary to the ownership of the Purchased Shares or the operation of the Business; or

(v)	any applicable law, statute, ordinance, regulation or rule; or

(b)	the creation or imposition of any Encumbrance on any of the Purchased Shares or any of the property or assets of the Corporation.

3.9                  Business of the Corporation

The Business is the only business operation carried on by the Corporation, and the property and assets owned or leased by the Corporation are sufficient to carry on the Business.

3.10                Title to Personal and Other Property

The property and assets of the Corporation (other than the Real Property) are owned beneficially by the Corporation as the beneficial owner thereof with a good and marketable title thereto, free and clear of all Encumbrances other than the Permitted Encumbrances.

3.11                Accounts Receivable

All accounts receivable, book debts and other debts due or accruing to the Corporation are bona fide and good and, subject to an allowance for doubtful accounts that has been reflected on the books of the Corporation in accordance with generally accepted accounting principles, are collectible with out set-off or counterclaim.

3.12                Intellectual Property

Attached hereto as Schedule 5 is a complete and accurate list of all trade marks, trade names, business names, patents, inventions, know-how, copyrights, service marks, brand names, industrial designs and all other industrial or intellectual property owned or used by the Corporation in carrying on the Business and all applications therefor and all goodwill connected therewith, including, without limitation, all licences, registered user agreements and all like rights used by or granted to the Corporation in connection with the Business and all right to register or otherwise apply for the protection on any of the foregoing (collectively, the "Intellectual Property"). The Intellectual Property comprises all trade marks, trade names, business names, patents, inventions, know-how, copyrights, service marks, brand marks, industrial designs and all other industrial or intellectual property necessary to conduct the Business. Except for the schedules and disclosures made under this agreement, The Corporation is the beneficial owner of the Intellectual Property, free and clear of all Encumbrances, and is not a party to or bound by any Contract or other obligation whatsoever that limits or impairs its ability to sell, transfer, assign or convey, or that otherwise affects, the Intellectual Property. Except for the schedules and disclosures made under this agreement, no person has been granted any interest in or right to use all or any portion of the Intellectual Property. Neither the Vendor nor the Corporation is aware of a claim of any infringement or breach of any industrial or intellectual property rights of any other person by the Corporation received any notice that the conduct of the Business, including the use of Intellectual Property, infringes upon or breaches any industrial or intellectual property rights of any other person, and neither the Vendor nor the Corporation, after due inquiry, to the best of the knowledge of the Vendor and the Corporation,  has any knowledge of any infringement or violation of any of their rights or the rights of the Corporation in the Intellectual Property. To the best of the knowledge of the Vendor and the Corporation the conduct of the Business does not infringe upon the patents, trade marks, licences, trade names, business names, copyright or other industrial or intellectual property rights, domestic or foreign, of any other person. Neither the Vendor nor the Corporation is aware of any state of facts that casts doubt on the validity or enforceability of any of the Intellectual Property. The Corporation has provided to the Purchaser a true and complete copy of all Contracts and amendments thereto that comprise or relate to the Intellectual Property.

3.13                  No Expropriation

No property or asset of the Corporation has been taken or expropriated by any federal, provincial, state, municipal, or other authority nor has any notice or proceeding in respect thereof been given or commenced nor is the Vendor or the Corporation aware of any intent or proposal to give any such notice or commence any such proceeding.

3.14                  Agreements and Commitments

Except as described on Schedules 3, 5, 6, 8, 9, 13 and 15, the Corporation is not a party to or bound by any Contract relating to the property, assets, Business or operations of the Corporation, including, without limiting the generality of the foregoing:

(a)	any distributor, sales, advertising, agency or manufacturer's representative Contract;

(b)
any continuing Contract for the purchase of materials, supplies, equipment or services involving more than $1,000.00 in respect of any one Contract or more than $10,000.00 in respect of all such Contracts;

(c)
any employment or consulting Contract or any other written Contract with any officer, employee or consultant other than oral Contracts of indefinite hire terminable by the Vendor without cause on reasonable notice;

(d)
any profit sharing, bonus, stock option, pension, retirement, disability, stock purchase, medical, dental, hospitalization, insurance or similar plan or agreement providing benefits to any current or former director, officer, employee or consultant;

(e)
any trust indenture, mortgage, promissory note, loan agreement, guarantee or other Contract for the borrowing of money or a leasing transaction of the type required to be capitalized in accordance with generally accepted accounting principles;

(f)	any commitment for charitable contributions;

(g)	any Contract for capital expenditures in excess of $5,000.00 in the aggregate;

(h)	any Contract for the sale of any assets, other than sales of inventory to customers in the ordinary course of the Business;

(i)	any Contract pursuant to which the Corporation is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(j)
any confidentiality, secrecy or non-disclosure Contract (whether the Corporation is a beneficiary or obligor thereunder) relating to any proprietary or confidential information or any non-competition or similar Contract;

(k)	any licence, franchise or other agreement that relates in whole or in part to any Intellectual Property;

(l)
any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other person (except for cheques endorsed for collection);

(m)	any Contract that expires, or may expire if the same is not renewed or extended at the option of any person other than the Corporation, more than one year after the date of this Agreement; or

(n)	any Contract entered into by the Corporation other than in the ordinary course of the Business.

The Corporation has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not in default or alleged to be in default in respect of, any Contract relating to the Business to which it is a party or by which it is bound; all such Contracts are in good standing and in full force and effect, and no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a default under any of the foregoing.  The Corporation and the Vendor has provided to the Purchaser a true and complete copy of each Contract listed or described on Schedules 3, 5, 6, 8, 9, 13 and 15 and all amendments thereto.

3.15                  Compliance with Laws; Governmental Authorization

The Corporation has complied with all laws, statutes, ordinances, regulations, rules, judgments, decrees or orders applicable to the Business or the Corporation.  Schedule 7 sets out a complete and accurate list of all licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) (the "Licences") held by or granted to the Corporation, and there are no other licences, permits, approvals, consents, certificates, registrations or authorizations necessary to carry on the Business or to own or lease any of the property or assets utilized by the Corporation.  Each Licence is valid, subsisting and in good standing and the Corporation is not in default or breach of any Licence and, to the knowledge of the Corporation, no proceeding is pending or threatened to revoke or limit any Licence.  The Vendor has provided a true and complete copy of each Licence and all amendments thereto to the Purchaser.

3.16                  Consents and Approvals

There is no requirement to make any filing with, give any notice to or to obtain any licence, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement, except for the filings, notifications, licences, permits, certificates, registrations, consents and approvals described in Schedule 10 or that relate solely to the identity of the Purchaser or the nature of any business carried on by the Purchaser.  There is no requirement under any Contract relating to the Business or the Corporation to which the Vendor or the Corporation is a party or by which it is bound to give any notice to, or to obtain the consent or approval of, any party to such agreement, instrument or commitment relating to the consummation of the transactions contemplated by this Agreement except for the notifications, consents and approvals described in Schedule 9.

3.17                  Financial Statements

The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods, are correct and complete and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Corporation as at the respective dates of the Financial Statements and the sales, earnings and results of operations of the Corporation for the respective periods covered by the Financial Statements.  The financial position and condition of the Corporation is now at least as good as that shown on or reflected in the Interim Financial Statements.  When prepared, the Closing Financial Statements will be prepared in accordance with generally accepted accounting principles applied on a basis consistent with those used in the preparation of the Audited Financial Statements and will present fairly the financial position and results of operations of the Corporation as at the close of business on the Closing Date.

3.18                  Books and Records

The books and records of the Corporation fairly and correctly set out and disclose in accordance with generally accepted accounting principles the financial position of the Corporation as at the date hereof and all financial transactions of the Corporation have been accurately recorded in such books and records.

3.19                  Absence of Changes

Since November 30, 2012, the Corporation and it subsidiaries has carried on the Business and conducted its operations and affairs only in the ordinary and normal course consistent with past practice and there has not been:

(a)	any material adverse change in the condition (financial or otherwise), assets, liabilities, operations, earnings, or business of the Corporation or any of its subsidiaries or affilaites;

(b)	any damage, destruction or loss (whether or not covered by insurance) affecting the property or assets of the Corporation or any of its subsidiaries or affilaites;

(c)
any obligation or liability (whether absolute, accrued, contingent or otherwise, and whether due or to become due) incurred by the Corporation or any of its subsidiaries or affiliates, other than those incurred in the ordinary and normal course and consistent with past practice;

(d)
any payment, discharge or satisfaction of any Encumbrance, liability or obligation of the Corporation or any of its subsidiaries (whether absolute, accrued, contingent or otherwise, and whether due or to become due) other than payment of accounts payable and tax liabilities incurred in the ordinary course of business consistent with past practice;

(e)
any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of the Corporation, or any of its subsidiaries, or any direct or indirect redemption, purchase or other acquisition of any such shares;

(f)
any issuance or sale by the Corporation or any of its subsidiaries, or any Contract entered into by the Corporation or any of its subsidiaries, for the issuance or sale by the Corporation or any of its subsidiaries, of any shares of or securities convertible into or exercisable for shares of the Corporation or any of its subsidiaries;

(g)	any labour trouble adversely affecting the Corporation or any of its subsidiaries;

(h)
any licence, sale, assignment, transfer, disposition, pledge, mortgage or granting of a security interest or other Encumbrance on or over any property or assets of the Corporation or any of its subsidiaries, other than sales of inventory to customers in the ordinary and normal course of the Business;

(i)
any write-down of the value of any inventory or any write-off as uncorrectable of any accounts or notes receivable or any portion thereof of the Corporation or any of its subsidiaries in amounts exceeding $1,000.00 in each instance or $10,000.00  in the aggregate;

(j)
any cancellation of any debts or claims or any amendment, termination or waiver of any rights of value to the Corporation or any of its subsidiaries in amounts exceeding $1,000.00 in each instance or $10,000.00 in the aggregate;

(k)
any general increase in the compensation of employees of the Corporation or any of its subsidiaries (including, without limitation, any increase pursuant to any Employee Plan or commitment), or any increase in any such compensation or bonus payable to any officer, employee, consultant or agent thereof (having an annual salary or remuneration in excess of $50,000.00) or the execution of any employment contract with any officer or employee (having an annual salary or remuneration in excess of $30,000.00), or the making of any loan to, or engagement in any transaction with, any employee, officer or director of the Corporation or any of its subsidiaries;

(l)	any capital expenditures or commitments of the Corporation or any of its subsidiaries in excess of $30,000.00 in the aggregate, unless detailed on Schedule 6;

(m)	any forward purchase commitments in excess of the requirements of the Corporation or any of its subsidiaries for normal operating inventories or at prices higher than the current market prices;

(n)	any forward sales commitments other than in the ordinary and normal course of the Business or any failure to satisfy any accepted order for goods or services;

(o)	any change in the accounting or tax practices followed by the Corporation or any of its subsidiaries; or

(p)	any change adopted in the depreciation or amortization policies or rates, or any change in the credit terms offered to customers of, or by suppliers to, the Corporation or any of its subsidiaries.

3.20	Taxes

The Corporation and any of its subsidiaries has duly filed on a timely basis all tax returns required to be filed by it and has paid all taxes that are due and payable, and all assessments, reassessments, governmental charges, penalties, interest and fines due and payable by it.  The Corporation or any of its subsidiaries has made adequate provision for taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed.  There are no actions, suits, proceedings, investigations or claims pending or, to the knowledge of the Corporation or any of its subsidiaries and the Vendor, threatened against, the Corporation or any of its subsidiaries in respect of taxes, governmental charges or assessments, nor are any material matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.  The Corporation or any of its subsidiaries has withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the jurisdiction in which it operates, the amount of all taxes and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any applicable legislation.  The Corporation and any of its subsidiaries has remitted to the appropriate tax authority when required by law to do so all amounts collected by it on account of any sales or value added taxes owing.  The BVI and United States and any and all state income tax liability of the Corporation and Corporation’s subsidiaries have been assessed by the relevant taxing authority for all fiscal periods up to and including the fiscal period ended October 31, 2012, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against, the Corporation or any of its subsidiaries.

3.21                  Litigation

Except for the schedules and disclosures made under this agreement, there are no actions, suits or proceedings (whether or not purportedly on behalf of the Corporation or any of its subsidiaries) pending or, to the knowledge of the Vendor or the Corporation or any of its subsidiaries, after due inquiry, threatened against or affecting, the Corporation, or any of its subsidiaries, at law or in equity, or before or by any federal, state, provincial, municipal or other governmental department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, or by or before an arbitrator or arbitration board.  Neither the Vendor nor the Corporation is aware of any ground on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success.

3.22                     Accounts and Attorneys

Schedule 11 sets forth a true and complete list showing:

(a)
the name of each bank, trust company or similar institution in which the Corporation or any of its subsidiaries has accounts or safe deposit boxes, the number of designation of each such account and safe deposit box and the names of all persons authorized to draw thereon or to have access thereto; and

(b)	the name of each person, firm, corporation or business organization holding a general or special power of attorney from the Corporation or any of its subsidiaries and a summary of the terms thereof.

3.23	Directors and Officers

Schedule 12 sets forth the names and titles of all the officers and directors of the Corporation and any of its subsidiaries.

3.24                     Dividends

Since January 1 2012,  the Corporation or any of its subsidiaries has not, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its outstanding shares of any class or agreed to do so.

3.25                     Non-Arm's Length Transactions

The Corporation or any of its subsidiaries has not since October 31, 2012, made any payment or loan to, or borrowed any moneys from or is otherwise indebted to, any officer, director, employee, shareholder or any other person not dealing at arm's length with the Corporation, except as disclosed in the Audited Financial Statements and except for usual employee reimbursements and compensation paid in the ordinary and normal course of the Business.  Except for the schedules and disclosures made under this Agreement, the Corporation or any of its subsidiaries is not a party to any Contract with any officer, director, employee, shareholder or any other person not dealing at arm's length with the Corporation or its subsidiaries (within the meaning of the Tax Act). Except for the schedules and disclosures made under this agreement, no officer, director or shareholder of the Corporation and no entity that is an Affiliate or Associate of one or more of such individuals:

(a)
owns, directly or indirectly, any interest in (except for shares representing less than one percent of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of, any person which is, or is engaged in business as, a competitor of the Business or the Corporation or any of its subsidiaries or a lessor, lessee, supplier, distributor, sales agent or customer of the Business or the Corporation or any of its subsidiaries;

(b)	owns, directly or indirectly, in whole or in part, any property that the Corporation or any of its subsidiaries uses in the operation of the Business or

(c)
has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or any of its subsidiaries in connection with the Business, except for any liabilities reflected in the Audited Financial Statements and claims in ordinary and normal course of business, such as for accrued vacation pay and accrued benefits under the Employee Plans.

3.26	Employee Plans

Schedule 14 identifies each retirement, pension, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other compensation plan or arrangement or other employee benefit that is maintained or otherwise contributed to, or required to be contributed to, by the Corporation or any of its subsidiaries for the benefit of employees or former employees of the Corporation or any of its subsidiaries (the "Employee Plans") and a true and complete copy of each Employee Plan has been furnished to the Purchaser.  Each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan.  The Corporation or any of its subsidiaries has delivered to the Purchaser the actuarial valuations, if any, prepared for each Employee Plan during the past three years.  Except as described in Schedule 14:

(a)
all contributions to, and payments from, each Employee Plan that may have been required to be made in accordance with the terms of any such Employee Plan, or with the recommendation of the actuary for such Employee Plan, and, where applicable, the laws of the jurisdictions that govern such Employee Plan, have been made in a timely manner;

(b)
all material reports, returns and similar documents (including applications for approval of contributions) with respect to any Employee Plan required to be filed with any governmental agency or distributed to any Employee Plan participant have been duly filed on a timely basis or distributed;

(c)
there are no pending investigations by any governmental or regulatory agency or authority involving or relating to an Employee Plan, no threatened or pending claims (except for claims for benefits payable in the normal operation of the Employee Plans), suits or proceedings against any Employee Plan or asserting any rights or claims to benefits under any Employee Plan that could give rise to a liability nor, to the knowledge of the Vendor and the Corporation, are there any facts that could give rise to any liability in the event of such investigation, claim, suit or proceeding;

(d)
no notice has been received by the Corporation of any complaints or other proceedings of any kind involving the Corporation or, to the Vendor's or the Corporation's knowledge, any of the employees of the Corporation before any pension board or committee relating to any Employee Plan or to the Corporation; and

(e)
the assets of each Employee Plan are at least equal to the liabilities of such Employee Plans based on the actuarial assumptions utilized in the most recent valuation performed by the actuary for such Employee Plan, and neither the Purchaser nor any of its Associates or Affiliates (other than the Corporation) will incur any liability with respect to any Employee Plan as a result of the transactions contemplated by this Agreement.

3.27	Employees

Schedule 14 contains a complete and accurate list of the names of all individuals who are employees of the Corporation or any of its subsidiaries specifying:

(a)	with respect to the unionized employees, the rate of hourly pay, whether or not such employee is absent for any reason such as lay off, leave of absence or worker's compensation; and

(b)	with respect to salaried employees, the length of service, agent, title, rate of salary and commission structure for each such employee,

No notice has been received by the Corporation or any of its subsidiaries of any complaints filed by any of the employees against the Corporation or any of its subsidiaries claiming that the Corporation or any of its subsidiaries has violated the any applicable employee or human rights or similar legislation in any jurisdiction in which the Business is conducted or the Corporation or its subsidiaries or affiliates operates or of any complaints or proceedings of any kind involving the Corporation or, to the Vendor's and the Corporation's knowledge, after due inquiry, any of the employees of the Corporation or any of its subsidiaries before any labour relations board, except as disclosed in Schedule 14.

3.28                  Employee Accruals

All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Corporation or any of its subsidiaries.

3.29                  Customers and Suppliers

Schedule 15 sets out the major customers of the Corporation or any of it’s subsidiaries or affiliates (being those customers of the Corporation accounting for more than 10% of sales for the period August 1, 2012  to November 30, 2012 ) and there has been no termination or cancellation of, and no modification or change in, the Corporation's or any of it’s subsidiaries or affiliates business relationship with any major customer or group of major customers.   The Corporation or any of it’s subsidiaries or affiliates has no reason to believe that the benefits of any relationship with any of the major customers or suppliers of the Corporation or any of it’s subsidiaries or affiliates will not continue after the Closing Date in substantially the same manner as prior to the date of the Agreement.

3.30                  Full Disclosure

Neither this Agreement nor any document to be delivered pursuant to this Agreement by the Vendor or the Corporation or any of its subsidiaries nor any certificate, report statement or other document furnished by the Vendor or the Corporation or any of its subsidiaries in connection with the negotiation of this Agreement contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading. There has been not any event, transaction or information that has come to the attention of the Vendor or the Corporation or any of its subsidiaries that has not been disclosed to the Purchaser in writing that could reasonably be expected to have a material adverse effect on the assets, business, earnings, prospects, properties or condition (financial or otherwise) of the Corporation or any of its subsidiaries.

Vendor, Purchaser and Corporation have reviewed all of the schedules and disclosures of the Purchaser.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendor as follows and acknowledges and confirms that the Vendor is relying on such representations and warranties in connection with the sale by the Vendor of the Purchased Shares:

4.1                  Organization

The Purchaser is a corporation validly existing under the laws of the British Virgin Islands and it has the corporate power to enter into and perform its obligations pursuant to this Agreement.

4.2                   No Violation

The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions provided for herein will not result in the violation of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Purchaser under:

(a)	any Contract to with the Purchaser is a party or by which it is bound;

(b)	any provision of the constating documents or by-laws or memorandum and articles of association or resolutions of the board of directors (or any committee hereof) or shareholders of the Purchaser;

(c)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Purchaser; or

(d)	any applicable law, statute, ordinance, regulation or rule.

4.3	Authorization

This Agreement has been duly authorized, executed and delivered by the Purchaser and is a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser by the Vendor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the enforcement of rights of creditors generally and except that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The Purchaser represents that all information contained in the Form 20F is to the best of its knowledge true and correct.

4.4                  Consents and Approvals

There is no requirement for the Purchaser to make any filing with, give any notice to or obtain any licence, permit, certificate, registration, authorization, consent or approval of, any government or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement.

ARTICLE V
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.1	Survival of Representations and Warranties
of the Vendor, Purchaser and the Corporation

To the extent that they have not been fully performed at or prior to the Time of Closing, the covenants, representations and warranties of the and the Vendor, Purchaser and the Corporation contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant hereto shall survive the closing of the transactions contemplated hereby and, notwithstanding such closing, nor any investigation made by or on behalf of the Vendor, Corporation or Purchaser, shall continue in full force and effect for the benefit of the Vendor, Corporation or Purchaser during such period.

ARTICLE VI
COVENANTS

6.1                  Access to the Corporation

The Vendor shall forthwith make available to the Purchaser and its authorized representatives and, if requested by the Purchaser, provide a copy to the Purchaser of, all title documents, Contracts, financial statements, minute books, share certificate books, share registers, plans, reports, licences, orders, permits, books of account, accounting records, constating document and all other documents, information or data relating to the Corporation or any of its subsidiaries and the Business.  The Vendor and the Corporation or any of its subsidiaries shall afford the Purchaser and its authorized representatives every reasonable opportunity to have free and unrestricted access to the Business and the property, assets, undertaking, records and documents of the Corporation or any of its subsidiaries.  At the request of the Purchaser, the Vendor shall execute or cause to be executed such consents, authorizations and directions as may be necessary to permit any inspection of the Business and any property of the Corporation, or any of its subsidiaries, or to enable the Purchaser or its authorized representatives to obtain full access to all files and records relating to any of the assets of the Corporation or any of its subsidiaries maintained by governmental or other public authorities.  At the Purchaser's request, the Vendor shall co-operate with the Purchaser in arranging any such meetings as the Purchaser should reasonably request with:

(a)	employees of the Corporation or any of its subsidiaries;

(b)	customers, suppliers, distributors or others who have or have had a business relationship with the Corporation or any of its subsidiaries; and

(c)
auditors, solicitors or any other persons engaged or previously engaged to provide services to the Corporation or any of its subsidiaries who have knowledge of matters relating to the Corporation or any of its subsidiaries and the Business.

In particular, without limitation, the Vendor shall permit the Purchaser's representatives or consultants to conduct all such testing and inspection in respect of environmental matters at such locations of the Business as the Purchaser may determine, in its sole discretion, as may be required to satisfy the Purchaser in respect of such matters, and the Vendor shall cause the Corporation or any of its subsidiaries to conduct, and the Corporation or any of its subsidiaries shall conduct, in co-operation with the representatives or consultants of the Purchaser, such physical review of the equipment of the Business as is necessary so as to enable the confirmation of the values carried on the respective balance sheets of the Corporation in respect of such assets, to the reasonable satisfaction of the Purchaser.  The exercise of any rights of inspection by or on behalf of the Purchaser under this section 6.1 shall not mitigate or otherwise affect the representations and warranties of the Vendor and the Corporation hereunder, which shall continue in full force and effect as provided in section 5.1.

6.2                  Delivery of Books and Records

At the Time of Closing there shall be delivered to the Purchaser, by the Vendor, all of the books and records of and relation to the Corporation and the Business (save for any books and records the Corporation held by its Registered Agent in the British Virgin Islands, Intertrust Corporate Services (BVI) Limted).  The Purchaser agrees that it will preserve the books and records so delivered to it for a period of six years from the Closing Date, or for such longer period as is required by any applicable law, and will permit the Vendor or its authorized representatives reasonable access thereto in connection with the affairs of the Vendor relating to its matters, but the Purchaser shall not be responsible or liable to the Vendor for or as a result of any accidental loss or destruction of or damage to any such books or records.

6.3                  Conduct Prior to Closing

Without in any way limiting any other obligations of the Vendor and the Corporation hereunder, during the period from the date hereof to the Time of Closing:

(a)
Conduct Business in the Ordinary Course.  The Vendor shall cause the Corporation to conduct, and the Corporation shall conduct, the Business and the operations and affairs of the Corporation only in the ordinary and normal course of business consistent with past practice, and the Corporation shall not, without the prior written consent of the Purchaser, enter into any transaction or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation, warranty, covenant or other obligation of the Vendor or the Corporation contained herein, and provided further that the Vendor shall not enter into any material supply arrangements relating to the Corporation or make any material decisions or enter into any material Contracts with respect to the Corporation without the consent of the Purchaser, which consent shall not be unreasonably withheld;

(b)
Regulatory Consents.  The Vendor shall use its best efforts to obtain or cause the Corporation to obtain, and the Corporation shall use its best efforts to obtain, at or prior to the Time of Closing, from all appropriate federal, provincial, state, municipal or other governmental or regulatory bodies, the licences, permits, consents, approvals, certificates, registrations and authorizations described in Schedule 8;

(c)
Contractual Consents.  The Vendor shall use its best efforts to give or obtain or cause the Corporation to give or obtain, and the Corporation shall use its best efforts to obtain, the notices, consents and approvals described in Schedule 8 and 9;

(d)
Preserve Goodwill.  The Vendor shall use its best efforts to preserve, and cause the Corporation to preserve intact, and the Corporation shall use its best efforts to preserve intact, the Business and the property, assets, operations and affairs of the Corporation and to carry on the Business and the affairs of the Corporation as currently conducted, and to promote and preserve for the Purchaser the goodwill of suppliers, customers and others having business relations with the Corporation;

(e)
Discharge Liabilities.  The Vendor shall cause the Corporation to pay and discharge, and the Corporation shall pay and discharge, the liabilities of the Corporation in the ordinary course in accordance and consistent with the previous practice of the Corporation, except those contested in good faith by the Corporation; other than those listed herein as Schedule 3;

(f)
Corporate Action.  The Vendor shall use its best efforts to take and cause the Corporation or any of its subsidiaries to take, and the Corporation or any of its subsidiaries shall use its best efforts to take, all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and to complete the transfer of the Purchased Shares to the Purchaser and to cause all necessary meetings of the directors and shareholders of the Vendor and the Corporation or any of its subsidiaries to be held for such purpose; and

(g)	Best Efforts. The Vendor shall use its best efforts to satisfy the conditions contained in section 6.3.

6.4	Delivery of Documents

The Vendor shall deliver to the Purchaser all necessary transfers, assignments and other documentation reasonably required to transfer the Purchased Shares to the Purchaser with a good and marketable title, free and clear of all Encumbrances, except for Permitted Encumbrances listed in Schedule 3.

6.5	Delivery of Vendor's and Corporation's
Corporate and Closing Documentation

The Vendor shall deliver to the Purchaser a certificate of status and two copies, certified by a senior officer of the Vendor and the Corporation and any of its subsidiaries, respectively, dated as of the Closing Date, of the constating documents, memorandum and articles of association and by-laws (as appropriate) of each of the Vendor and the Corporation and any of its subsidiaries and of the resolutions of each of the Vendor and the Corporation or any of its subsidiaries authorizing the execution, delivery and performance by the Vendor and the Corporation or any of its subsidiaries of this Agreement and any documents to be provided by either of them pursuant to the provisions hereof.  The Vendor shall also execute and deliver or cause to be executed and delivered to the Purchaser two copies of such other documents relevant to the closing of the transaction contemplated hereby as the Purchaser, acting reasonably, may request, including Certificates of Incumbency and Closing Certificate of Vendor and Corporation, together with the Officer and Director Resignation Letters, attached in Schedules 21 and 23.

6.6                  Delivery of Purchaser's Closing Documentation

The Purchaser shall deliver to the Vendor a certificate of status and two copies, certified by a senior officer of the Purchaser, dated as of the Closing Date, of its memorandum and articles of association and of the resolutions authorizing the execution, delivery and performance by the Purchaser of this Agreement and any documents to be provided by it pursuant to the provisions hereof.  The Purchaser shall also execute and deliver or cause to be executed and delivered two copies of each of such other documents relevant to the closing of the transaction contemplated hereby as the Vendor, acting reasonably, may request, including Certificates of Incumbency and Closing Certificate of Purchaser, together with Director Consent Forms, attached in Schedules 22 and 23.

ARTICLE VII
CONDITIONS OF CLOSING

7.1                  Conditions of Closing in Favour of the Purchaser

The sale and purchase of the Purchased Shares is subject to the following terms and conditions for the exclusive benefit of the Purchaser, to be fulfilled or performed at or prior to the Time of Closing:

(a)
Representation and Warranties. The representations and warranties of the Vendor and the Corporation contained in this Agreement shall be true and correct at the Time of Closing, with the same force and effect as if such representations and as  of such time, and certificates of the President and Vice-President, Finance of the Vendor and of the President and Vice-President, Finance of the Corporation dated the Closing Date to that effect shall have been delivered to the Purchaser, such certificates to be in form and substance satisfactory to the Purchaser, acting reasonably;

(b)
Covenants.  All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Vendor and the Corporation at or before the Time of Closing shall have been complied with or performed and certificates of the corporation and the vendor dated the closing date, to that effect, shall have been delivered to the Purchaser, such certificates to be in form and substance satisfactory to the Purchaser, acting reasonably;

(c)
Regulatory Consents.  There shall have been obtained, from all appropriate federal, provincial, municipal or other governmental or administrative bodies, such licences, permits, consents, approvals, certificates, registrations and authorizations as are required to be obtained by the Vendor to permit the change of ownership of the Purchased Shares contemplated hereby including, without limitation, those described in Schedule 10;

(d)
Contractual Consents.  The Vendor shall have given or obtained the notices, consents and approvals described in Schedule 8 and 9, in each case in form and substance satisfactory to the Purchaser, acting reasonably;

(e)
Material Adverse Change.  There shall have been no material adverse changes in the condition (financial or otherwise), assets, liabilities, operations, earnings, business or prospects of the Corporation since the date of the Audited Financial Statements;

(f)
No Action or Proceeding.  No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Purchase Shares contemplated hereby;

(g)
No Material Damage.  No material damage by fire or other hazard to the whole or any material part of the property or assets of the Corporation shall have occurred from the date hereof to the Time of Closing;

(h)
Legal Matters.  All actions, proceedings, instruments and documents required to implement this Agreement, or instrumental thereto, and all legal matters relating to the purchase of the Purchase Shares, including the title of the Vendor to the Purchased Shares, shall have been approved as to form and legality by Walkers and Oreck Karby, counsel for the Purchaser, acting reasonably;

(j)	Legal Opinion. The Vendor shall have delivered to the Purchaser a favourable opinion of Walkers Global BVI, counsel to the Vendor, in the form annexed hereto as Schedule 16;

If any of the conditions contained in this section 7.1 shall not be performed or fulfilled at or prior to the Time of Closing to the satisfaction of the Purchaser, acting reasonably, the Purchaser may, by notice to the Vendor, terminate this Agreement and the obligations of the Vendor and the Purchaser under this Agreement, other than the obligations contained in sections 10.3, 10.4 and 10.5, provided that the Purchaser may also bring an action pursuant to Article IX against the Vendor for damages suffered by the Purchaser where the non-performance or nonfulfillment of the relevant condition is a result of a breach of covenant, representation or warranty by the Vendor.  Any such condition may be waived in whole or in part by the Purchaser without prejudice to any claims it may have for breach of covenant, representation or warranty.

7.2                  Conditions of Closing in Favour of the Vendor

The purchase and sale of the Purchased Shares is subject to the following terms and conditions for the exclusive benefit of the Vendor, to be fulfilled or performed at or prior to the Time of Closing:

(a)
Representations and Warranties.  The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects at the Time of Closing, with the same force and effects as if such representations and warranties were made at and as of such time, and certificate of the President and the Vice-President, Finance of the Purchaser dated the Closing Date to that effect shall have been delivered to the Vendor, such certificate to be in form and substance satisfactory to the Vendor, acting reasonably;

(b)
Covenants.  All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser at or before the Time of Closing shall have been complied with or performed in all material respects and certificate of the President and the Vice-President, Finance of the Purchaser dated the Closing Date to that effect shall have been delivered to the Vendor, such certificate to be in form and substance satisfactory to the Vendor, acting reasonably;

(c)
Regulatory Consents.  There shall have been obtained, from all appropriate federal, provincial, municipal or other governmental or administrative bodies, such licences, permits, consents, approvals, certificates, registrations and authorizations as are required by law to be obtained by the Purchaser to permit the change of ownership of the Purchased Shares contemplated hereby including those described in Schedule 10; in each case in form and substance satisfactory to the Vendor, acting reasonably;

(d)	No Action or Proceeding. No legal action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Purchased Shares contemplated hereby;

(e)
Legal Matters. All actions, proceedings, instruments and documents required to implement this Agreement, or instrumental thereto, shall have been approved as to form and legality by Oreck Karby, counsel for the Purchaser, acting reasonably; and

(f)	Legal Opinion. The Purchaser shall have delivered to the Vendor a favourable opinion of Walkers Global BVI, counsel to the Purchaser, in the form annexed hereto as Schedule 18.

If any of the Conditions contained in this section 7.2 shall not be performed or fulfilled at or prior to the Time of Closing to the satisfaction of the Vendor, acting reasonably, the Vendor may, by notice to the Purchaser, terminate this Agreement and the obligations of the Vendor and Purchaser under this Agreement, other than the obligations contained in sections 10.3, 10.4 and 10.5, provided that the Vendor may also bring an action pursuant to Article IX against the Purchaser for damages suffered by the Vendor where the non-performance or nonfulfillment of the relevant condition is as a result of a breach of covenant, representation or warranty.

ARTICLE VIII
CLOSING ARRANGEMENTS

8.1                  Place of Closing

The closing shall take place at the Time of Closing at the offices of Oreck Karby, Suite 678, 1333 West Broadway, Vancouver, BC. Canada

8.2                  Transfer

At the Time of Closing, upon fulfillment of all the conditions set out in Article VII that have not been waived in writing by the Purchaser or the Vendor, providing that a minimum of 90% of shares held by the Vendors are being tendered(i) each Vendor shall deliver to the Purchaser a duly executed share transfer form (in the form set out in Schedule 20) transferring the number of Common Shares appearing next to their name in Schedule 4 from that Vendor to the Purchaser, (ii) the Vendor shall deliver to the Purchaser (aa) the original (or a certified copy of the) register of members of the Corporation evidencing that the transfer of the Purchased Shares from the Vendor to the Purchaser has been registered and (bb) a share certificate(s) in the name of the Purchaser in respect of the Purchased Shares; and (iii) each Vendor shall deliver to the Purchaser (aa) if the Vendor is not resident in the US, a Certificate of Non-U.S. Shareholder (the “Regulation S Certificate”), a copy of which is set out in Schedule 4.A; or (bb) if the Vendor is resident in the US, a Certificate of U.S. Shareholder (“US Certificate”), a copy of which is set out in Schedule 4.B, whereupon, subject to all other terms and conditions hereof being complied with, payment of the Purchase Price shall be paid and satisfied in the manner provided in Section 2.2.

8.3                  Further Assurances

Each party to this Agreement covenants and agrees that, from time to time subsequent to the Closing Date, it will, at the request and expense of the requesting party, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers consents and other assurances and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

ARTICLE IX
INDEMNIFICATION

9.1                  Indemnification by Vendor

The Vendor agrees to indemnify and save harmless the Purchaser from all Losses suffered or incurred by the Purchaser as a result of or arising directly or indirectly out of or in connection with:

(a)
any breach by the Vendor or the Corporation or any of its subsidiaries of or any inaccuracy of any representation or warranty of the Vendor contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto (provided that the Vendor shall not be required to indemnify or save harmless the Purchaser in respect of any breach or inaccuracy of any representation or warranty unless the Purchaser shall have provided notice to the Vendor in accordance with section 9.3 on or prior to the expiration of the applicable time period relate to such representation and warranty set out in section 5.1);

(b)
any breach or nonperformance by the Vendor or the Corporation or any of its subsidiaries of any covenant to be performed by it that is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(c)
all debts, liabilities or contracts whatsoever (whether accrued, absolute, contingent or otherwise) of the Corporation or any of its subsidiaries existing at the Time of Closing, including any liabilities for federal, provincial, sales, excise, income, corporate or any other taxes of the Corporation or any of its subsidiaries for any period up to and including the Time of Closing, and not disclosed on, provided for or included in the balance sheets forming part of the Financial Statements, except those liabilities:

(i)	disclosed in this Agreement or any Schedule hereto or in any disclosures; or

(ii)	accruing or incurred subsequent to November 30, 2012 in the ordinary course of the Business; and

(d)
any claims, demands, judgements, orders, duties imposed by law or by administrative action or other obligations or liabilities of any kind whatsoever suffered or incurred by the Corporation or any of its subsidiaries in respect of pollution, contamination or other environmental matters, including, without limitation, those referred to in section 3.33, caused or arising or otherwise existing at or prior to the Time of Closing, whether or not disclosed in this Agreement or any Schedule hereto or otherwise know to Purchaser or to its representatives or within the power of the Purchaser or its representatives to discover.

For the purposes of Section 9.1 only, of this Share Purchase Agreement, the Vendors providing Indemnification from all losses suffered by the Purchaser, shall be limited to those owning more than 2,000 shares in the Corporation.

9.2	Indemnification by the Purchaser

The Purchaser agrees to indemnify and save harmless the Vendor from all Losses suffered or incurred by the Vendor as a result of or arising directly or indirectly out of or in connection with:

(a)
any breach by the Purchaser of any inaccuracy of any representation or warranty of the Purchaser contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto (provided that the Purchaser shall not be required to indemnify or save harmless the Vendor in respect of any breach or inaccuracy of any representation or warranty unless the Vendor shall have provided notice to the Purchaser in accordance with section 9.3 on or prior to the expiration of the applicable time period relate to such representation and warranty set out in section 5.1);

(b)	any breach or nonperformance by the Purchaser of any covenant to be performed by it that is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(c)
all debts, liabilities or contracts whatsoever (whether accrued, absolute, contingent or otherwise) of the Purchaser existing at the Time of Closing, including any liabilities for federal, provincial, sales, excise, income, corporate or any other taxes of the Purchaser for any period up to and including the Time of Closing, and not disclosed on, provided for or included in the balance sheets forming part of the Financial Statements, except those liabilities:

(i)	disclosed in this Agreement or any Schedule hereto or in any disclosures; or

(ii)	accruing or incurred subsequent to November 30, 2012 in the ordinary course of the Business; and

(d)
any claims, demands, judgements, orders, duties imposed by law or by administrative action or other obligations or liabilities of any kind whatsoever suffered or incurred by the Purchaser in respect of pollution, contamination or other environmental matters, including, without limitation, those referred to in section 3.33, caused or arising or otherwise existing at or prior to the Time of Closing, whether or not disclosed in this Agreement or any Schedule hereto or otherwise known to Purchaser or to its representatives or within the power of the Purchaser or its representatives to discover.

9.3	Notice of Claim

In the event that a party (the "Indemnified Party") shall become aware of any claim, proceeding or other matter (a "Claim") in respect of which another party (the "Indemnifying Party") agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party.  Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party's Losses incurred by the Indemnified Parties failure to give such notice on a timely basis.

9.4                  Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 60 days to make such investigation of the Claim as is considered necessary or desirable.  For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the information as the Indemnifying Party may reasonably request.  If both parties agree at or prior to the expiration of such 60--day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a court of competent jurisdiction.

9.5                  Third Party Claims

With respect to any Third Party Claim, the Indemnifying Party shall have a right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all the Indemnified Party's out-of-pocket expenses as a result of such participation or assumption.  If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interest between them (such as the availability of different defences).  If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control, and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.  If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person (a "Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment.  If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

9.6                  Settlement of Third Party Claims

If the Indemnifying Party fails to assume control of the defence of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed.  Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the liability of the Indemnifying Party shall be limited to the proposed settlement amount if any such consent is not obtained for any reason.

9.7                  Co-operation

The Indemnified Party and the Indemnifying Party shall co-operate fully with each other respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

9.8                  Exclusivity

The provision of this Article IX shall apply to any Claim for breach of any covenant, representation, warranty or other provision of this Agreement or any agreement, certificate or other document delivered pursuant hereto (other than a claim for specific performance or injunctive relief) with the intent that all such Claims shall be subject to the limitations and other provisions contained in this Article IX.

ARTICLE X
MISCELLANEOUS

10.1                  Confidentiality of Information

In the event that the transactions contemplated herein are not consummated for any reason, the Purchaser covenants and agrees that, except as otherwise authorized by the Vendor, neither the Purchaser nor its representatives, agents or employees will disclose to third parties, directly or indirectly, any confidential information or confidential data relating to the Corporation or the Business discovered by the Purchaser or its representatives as a result of the Vendor and the Corporation making available to the Purchaser and its representatives the information requested by them in connection with the transactions contemplated herein.

10.2                  Notices

(a)
Any other notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	if to the Vendor:

c/o Intertrust Corporate Services Limited,
171 Main Street, P.O. Box 4041,
Road Town Tortola, VG1110
British Virgin Islands

Attention: Geoffrey Cairns

(ii)	if to the Purchaser:

Play LA Inc.
20 Mount Clapham
Saint Michaels, Barbados
BB14005

Attention David Hallonquist
Fax No. 246-431-0078

(iii)	if to the Corporation

c/o Intertrust Corporate Services Limited,
171 Main Street, P.O. Box 4041,
Road Town Tortola, VG1110
British Virgin Islands

Attention: Geoffrey Cairns

(b)
Any such notice or other communications shall be deemed to have been given and received on the date on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event that might reasonably be expected to disrupt the delivery of the documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this section 10.2.

10.3	Commissions, etc.

The Vendor agrees to indemnify and save harmless the Purchaser from and against all Losses suffered or incurred by the Purchaser in respect of any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of the Vendor.

10.4                  Consultation

The parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby and, except as required by any applicable law or regulatory requirement, neither the Vendor nor the Purchaser shall issue any such press release or make any such press release or make any such public announcement without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed.

10.5                  Disclosure

Prior to any public announcement of the transaction contemplated hereby pursuant to section 10.4, neither party shall disclose this Agreement or any aspect of such transaction except to its board of directors, its senior management, its legal, accounting, financial or other professional advisors, any financial institution contracted by it with respect to any applicable law or any regulatory authority or stock exchange having jurisdiction.

10.6                  Public Announcements

No public announcement or press release not required by law or by applicable stock exchange rule concerning the purchase and sale of the Purchased Shares shall be made by the Vendor, the Corporation or the Purchaser without the consent and joint approval of the Vendor and the Purchaser.

10.7                  Best Efforts

The parties acknowledge and agree that, for all purposes of this Agreement, an obligation on the part of any party to use its best efforts to obtain any waiver, consent, approval, permit, licence or other document shall not require such party to make any payment to any person for the purpose of procuring the same, other than payments for amounts due and payable to such payments required by any applicable law or regulation.

10.8                  Counterparts

This Agreement may be signed by the Parties in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original (and each signed copy sent by electronic facsimile transmission shall be deemed to be an original), and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth above.

(The balance of this page is purposely left blank)

IN WITNESS WHEREOF this Agreement has been executed by the parties.

DATED  this 12th day of December, 2012

WITNESS: /s/ Karen Mages	)	/s/ Kenneth Mages
)
Karen Mages	)	“CORPORATION”
Name	)	Kenneth G. Mages, President, Director
	)	NFC Data Inc. ( BVI )
730 South Clark St, Apt 2709)
Address	)
)
Chicago, IL 60605)
)
Housewife	)
Occupation	)

WITNESS: /s/ John Bettinger	)	/s/ Geoffrey Cairns
)
John Bettinger	)	“CORPORATION”
Name	)	Geoffrey Cairns, CEO, Director
	)	NFC Data Inc. ( BVI )
13317 NE 74th Street	)
Address	)
)
Redmond, WA 98052)
)
GM of ipVco LLC	)
Occupation	)

WITNESS: /s/ Tamyrra Hallonquist	)	/s/ David Hallonquist
)
Tamyrra Hallonquist	)	“PURCHASER”
Name	)	David Hallonquist, CEO, Director
	)	Play LA Inc.
101-1865 Dilworth Drive	)
Address	)
)
Kelowna, BC V1Y 9T1)
)
Consultant	)
Occupation	)

WITNESS: /s/ Dominic Cole	)	/s/ Brian Cole
)
Dominic Cole	)	“PURCHASER”
Name	)	Brian Cole, CFO, Director
	)	Play LA Inc.
19 Mount Clapham	)
Address	)
)
St Michael, Barbados	)
)
Jr Accountant	)
Occupation	)

VENDORS

/s/ Kenneth Mages	/s/ Mark S Swain

Kenneth Mages (5,160.0 shares)	HK Electronics Co Ltd. (3,200.0 shares)

/s/ Tanya M Swain	/s/ Jeremy R Peel

Swiss Science Com Co Ltd. (3,200.0 shares)	Wales Wealth Management Co Ltd. (3,220.8 shares)

/s/ Anthony F F Lort-Phillips	/s/ Kevin D Moore

Deep Blue Exploration Co Ltd. (3,166.8 shares)	Marlowe Management Co Ltd (3,166.8 shares)

/s/ Carol A Miziolek	Frances M Martyn

JSM Capital Management Inc. (3,166.8 shares)	Digital World Resources Inc. (3,166.8 shares)

/s/ Geoffrey Cairns	Marie-Francois S Lort-Phillips

Geoffrey Cairns (3,049.6 shares)	Harmony Ridge Holdings Ltd. (3,049.7 shares)

/s/ Terence P Carre

Symphony Bowl Holdings Ltd. (3,049.7 shares)	Stephen Porges (1,926.0 shares)

Keith Woodcock (673.0 shares)	Jan Machat (184.0 shares)

Micheal Parker (100.0 shares)	Dickson Co (252.0 shares)

Steven Blair (268.0 shares)

Schedule 1 – Audited Financial Statements at December 31, 2012

Schedule 2 – Location of Assets

NFC Data Inc.

Patents:
PPA 61/524,324
PPA 61/524,325
PPA 61/525,187
PPA 61/632,033
PPA 61/634,104
PPA 61/634,702
PPA 61/646,311

VSIM Patent Ltd.

Wholly owned subsidiary of NFC Data Inc.
Organized under the laws of British Virgin Islands

Patents:
US 6,747,547
11/448,117

VSIM Patent Co LLC

Wholly owned subsidiary of NFC Data Inc.
Organized under the laws of the State of Washington

ipVco LLC

Wholly owned subsidiary of NFC Data Inc.
Organized under the laws of the State of Washington

Proximity Game Studios, Inc.

Wholly owned subsidiary of NFC Data Inc.
Organized under the laws of the State of Nevada

Schedule 3 – Permitted Encumbrances

Schedule 4 – Vendors

Shareholder	Holdings		% of holdings
Kenneth Mages	5,160.00		12.9000%
HK Electronics Co Ltd	3,200.00		8.0000%
Swiss Science Com Co Ltd	3,200.00		8.0000%
Wales Wealth Management Co Ltd	3,220.80		8.0520%
Deep Blue Exploration Co Ltd	3,166.80		7.9170%
Marlowe Management Co Ltd	3,166.80		7.9170%
JSM Capital Management Inc.	3,166.80		7.9170%
Digital World Resources Inc.	3,166.80		7.9170%
Geoffrey Cairns	3,049.60		7.6240%
Harmony Ridge Holdings Ltd	3,049.70		7.6243%
Symphony Bowl Holdings Ltd	3,049.70		7.6243%
Stephen Porges	1,926.00		4.8150%
Keith Woodcock	673.00		1.6825%
Mike Parker	100.00		0.2500%
Jan Machat	184.00		0.4600%
Dickson Co	252.00		0.6300%
Steven Blair	268.00		0.6700%
	40,000.00	Shares	100.0000%

Schedule 4 A – Certificate of Non-US Shareholders

TO THE SHARE PURCHASE AGREEMENT
AMONG PLAY LA, INC., NFC DATA INC., AND THE VENDOR AS SET OUT IN THE
SHARE PURCHASE AGREEMENT

CERTIFICATE OF NON-U.S. SHAREHOLDER

In connection with the issuance of common stock (the “Consideration Shares”) of PLAY LA INC., a British Virgin Islands corporation (“Pubco”), to the undersigned, pursuant to that certain Share Purchase Agreement dated December_12th_, 2012 (the “Agreement”), among Pubco, NFC DATA INC., a British Virgin Islands corporation (“Priveco”) and the shareholders of Priveco as set out in the Agreement (each, a “Selling Shareholder”), the undersigned Selling Shareholder hereby agrees, acknowledges, represents and warrants that:

1.           the undersigned is not a “U.S. Person” as such term is defined by Rule 902 of Regulation S under the United States Securities Act of 1933, as amended (“U.S. Securities Act”) (the definition of which includes, but is not limited to, an individual resident in the U.S. and an estate or trust of which any executor or administrator or trust, respectively is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the U.S.);

2.           none of the Pubco Shares have been or will be registered under the U.S. Securities Act, or under any state securities or “blue sky” laws of any state of the United States, and may not be offered or sold in the United States or, directly or indirectly, to U.S. Persons, as that term is defined in Regulation S, except in accordance with the provisions of Regulation S or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and foreign securities laws;

3.           the Selling Shareholder understands and agrees that offers and sales of any of the Pubco Shares prior to the expiration of a period of one year after the date of original issuance of the Pubco Shares (the one year period hereinafter referred to as the “Distribution Compliance Period”) shall only be made in compliance with the safe harbor provisions set forth in Regulation S, pursuant to the registration provisions of the U.S. Securities Act or an exemption therefrom, and that all offers and sales after the Distribution Compliance Period shall be made only in compliance with the registration provisions of the U.S. Securities Act or an exemption therefrom and in each case only in accordance with applicable state and foreign securities laws;

4.           the Selling Shareholder understands and agrees not to engage in any hedging transactions involving any of the Pubco Shares unless such transactions are in compliance with the provisions of the U.S. Securities Act and in each case only in accordance with applicable state and provincial securities laws;

5.           the Selling Shareholder is acquiring the Pubco Shares for investment only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Pubco Shares in the United States or to U.S. Persons;

6.           the Selling Shareholder has not acquired the Pubco Shares as a result of, and will not itself engage in, any directed selling efforts (as defined in Regulation S under the U.S. Securities Act) in the United States in respect of the Pubco Shares which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the Pubco Shares; provided, however, that the Selling Shareholder may sell or otherwise dispose of the Pubco Shares pursuant to registration thereof under the U.S. Securities Act and any applicable state and provincial securities laws or under an exemption from such registration requirements;

7.           the statutory and regulatory basis for the exemption claimed for the sale of the Pubco Shares, although in technical compliance with Regulation S, would not be available if the offering is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act or any applicable state and provincial securities laws;

8.           Pubco has not undertaken, and will have no obligation, to register any of the Pubco Shares under the U.S. Securities Act;

9.           Pubco is entitled to rely on the acknowledgements, agreements, representations and warranties and the statements and answers of the Selling Shareholder contained in the Agreement and this Certificate, and the Selling Shareholder will hold harmless Pubco from any loss or damage either one may suffer as a result of any such acknowledgements, agreements, representations and/or warranties made by the Selling Shareholder not being true and correct;

10.           the undersigned has been advised to consult their own respective legal, tax and other advisors with respect to the merits and risks of an investment in the Pubco Shares and, with respect to applicable resale restrictions, is solely responsible (and Pubco is not in any way responsible) for compliance with applicable resale restrictions;

11.           the undersigned and the undersigned’s advisor(s) have had a reasonable opportunity to ask questions of and receive answers from Pubco in connection with the acquisition of the Pubco Shares under the Agreement, and to obtain additional information, to the extent possessed or obtainable by Pubco without unreasonable effort or expense;

12.           the books and records of Pubco were available upon reasonable notice for inspection, subject to certain confidentiality restrictions, by the undersigned during reasonable business hours at its principal place of business and that all documents, records and books in connection with the acquisition of the Pubco Shares under the Agreement have been made available for inspection by the undersigned, the undersigned’s attorney and/or advisor(s);

13.           the undersigned:

(a)
is knowledgeable of, or has been independently advised as to, the applicable securities laws of the securities regulators having application in the jurisdiction in which the undersigned is resident (the “International Jurisdiction”) which would apply to the acquisition of the Pubco Shares;

(b)
the undersigned is acquiring the Pubco Shares pursuant to exemptions from prospectus or equivalent requirements under applicable securities laws or, if such is not applicable, the undersigned is permitted to acquire the Pubco Shares under the applicable securities laws of the securities regulators in the International Jurisdiction without the need to rely on any exemptions;

(c)
the applicable securities laws of the authorities in the International Jurisdiction do not require Pubco to make any filings or seek any approvals of any kind whatsoever from any securities regulator of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the Pubco Shares; and

(d)	the acquisition of the Pubco Shares by the undersigned does not trigger:

(i)	any obligation to prepare and file a prospectus or similar document, or any other report with respect to such purchase in the International Jurisdiction; or

(ii)	any continuous disclosure reporting obligation of Pubco in the International Jurisdiction; and

the undersigned will, if requested by Pubco, deliver to Pubco a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in Sections 13(c) and 13(d) above to the satisfaction of Pubco, acting reasonably;

14.           the undersigned (i) is able to fend for itself in connection with the acquisition of the Pubco Shares; (ii) has such knowledge and experience in business matters as to be capable of evaluating the merits and risks of its prospective investment in the Pubco Shares; and (iii) has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment;

15.           the undersigned is not aware of any advertisement of any of the Pubco Shares and is not acquiring the Pubco Shares as a result of any form of general solicitation or general advertising including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

16.           no person has made to the undersigned any written or oral representations:

(a)	that any person will resell or repurchase any of the Pubco Shares;

(b)	that any person will refund the purchase price of any of the Pubco Shares;

(c)	as to the future price or value of any of the Pubco Shares; or

(d)
that any of the Pubco Shares will be listed and posted for trading on any stock exchange or automated dealer quotation system or that application has been made to list and post any of the Pubco Shares on any stock exchange or automated dealer quotation system, except that currently certain market makers make market in the common shares of Pubco on the OTC Bulletin Board;

17.           none of the Pubco Shares are listed on any stock exchange or automated dealer quotation system and no representation has been made to the undersigned that any of the Pubco Shares will become listed on any stock exchange or automated dealer quotation system, except that currently certain market makers make market in the common shares of Pubco on the OTC Bulletin Board;

18.           the undersigned is outside the United States when receiving and executing this Agreement and is acquiring the Pubco Shares as principal for their own account, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in the Pubco Shares;

19.           neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Pubco Shares;

20.           the Pubco Shares are not being acquired, directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States;

21.           the undersigned acknowledges and agrees that Pubco shall refuse to register any transfer of Pubco Shares not made in accordance with the provisions of Regulation S, pursuant to registration under the U.S. Securities Act, or pursuant to an available exemption from registration under the U.S. Securities Act;

22.           the undersigned understands and agrees that the Pubco Shares will bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE BEEN OFFERED IN AN OFFSHORE TRANSACTION TO A PERSON WHO IS NOT A U.S. PERSON (AS DEFINED HEREIN) PURSUANT TO REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”).

NONE OF THE SECURITIES REPRESENTED HEREBY HAVE BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES (AS DEFINED HEREIN) OR TO U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE 1933 ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.  IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE 1933 ACT.  “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.”

23.           the address of the undersigned included herein is the sole address of the undersigned as of the date of this certificate.

IN WITNESS WHEREOF, I have executed this Certificate of Non-U.S. Shareholder. as of the ___ day of _______________, 2013.

If a Corporation, Partnership or Other Entity:	If an Individual:

Print of Type Name of Entity	Signature

Signature of Authorized Signatory	Print or Type Name

Type of Entity

Schedule 4B – Certificate of US Shareholders

TO THE SHARE PURCHASE AGREEMENT

AMONG PLAY LA, INC., NFC DATA INC., AND THE VENDOR AS SET OUT IN THE SHARE PURCHASE AGREEMENT

CERTIFICATE OF U.S. SHAREHOLDER

All capitalized terms herein, unless otherwise defined, have the meanings ascribed thereto in the Share Purchase Agreement dated December 12th, 2012 among PLAY LA INC., a British Virgin Islands corporation (the “Issuer“”), NFC DATA INC., a British Virgin Islands corporation and the shareholders of NFC Data Inc., as set out in the Agreement (each, a “Purchaser”).

This Questionnaire is for use by each Purchaser who is a US person (as that term is defined Regulation S of the United States Securities Act of 1933 (the “1933 Act”)) and has indicated an interest in purchasing Shares of the Issuer.  The purpose of this Questionnaire is to assure the Issuer that each Purchaser will meet the standards imposed by the 1933 Act and the appropriate exemptions of applicable state securities laws.  The Issuer will rely on the information contained in this Questionnaire for the purposes of such determination.  The Securities will not be registered under the 1933 Act in reliance upon the exemption from registration afforded by Section 3(b) and/or Section 4(2) and Regulation D of the 1933 Act.  This Questionnaire is not an offer of the Securities or any other securities of the Issuer in any state other than those specifically authorized by the Issuer.

All information contained in this Questionnaire will be treated as confidential.  However, by signing and returning this Questionnaire, each Purchaser agrees that, if necessary, this Questionnaire may be presented to such parties as the Issuer deems appropriate to establish the availability, under the 1933 Act or applicable state securities law, of exemption from registration in connection with the sale of the Securities hereunder.

The Purchaser covenants, represents and warrants to the Issuer that it satisfies one or more of the categories of “Accredited Investors”, as defined by Regulation D promulgated under the 1933 Act, as indicated below:  (Please initial in the space provide those categories, if any, of an “Accredited Investor” which the Purchaser satisfies.)

_____ Category 1
An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of US $5,000,000.

_____ Category 2	A natural person whose individual net worth, or joint net worth with that person’s spouse, on the date of purchase exceeds US $1,000,000, exclusive of the investor’s primary residence.

_____ Category 3
A natural person who had an individual income in excess of US $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of US $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

_____ Category 4
A “bank” as defined under Section (3)(a)(2) of the 1933 Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act acting in its individual or fiduciary capacity; a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 (United States); an insurance company as defined in Section 2(13) of the 1933 Act; an investment company registered under the Investment Company Act of 1940 (United States) or a business development company as defined in Section 2(a)(48) of such Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958 (United States); a plan with total assets in excess of $5,000,000 established and maintained by a state, a political subdivision thereof, or an agency or instrumentality of a state or a political subdivision thereof, for the benefit of its employees; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (United States) whose investment decisions are made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, whose investment decisions are made solely by persons that are accredited investors.

_____ Category 5	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 (United States).

_____ Category 6	A director or executive officer of the Issuer.

_____ Category 7
A trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the 1933 Act.

_____ Category 8	An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.

Note that prospective Purchaser claiming to satisfy one of the above categories of Accredited Investor may be required to supply the Issuer with a balance sheet, prior years’ federal income tax returns or other appropriate documentation to verify and substantiate the Purchaser’s status as an Accredited Investor.

If the Purchaser is an entity which initialled Category 8 in reliance upon the Accredited Investor categories above, state the name, address, total personal income from all sources for the previous calendar year, and the net worth (exclusive of home, home furnishings and personal automobiles) for each equity owner of the said entity:

The Purchaser hereby certifies that the information contained in this Questionnaire is complete and accurate and the Purchaser will notify the Issuer promptly of any change in any such information.  If this Questionnaire is being completed on behalf of a corporation, partnership, trust or estate, the person executing on behalf of the Purchaser represents that it has the authority to execute and deliver this Questionnaire on behalf of such entity.

IN WITNESS WHEREOF, the undersigned has executed this Questionnaire as of the ___ day of _______________, 2013.

If a Corporation, Partnership or Other Entity:	If an Individual:

Print of Type Name of Entity	Signature

Signature of Authorized Signatory	Print or Type Name

Type of Entity

Schedule 5 – Intellectual Property

Patents:
PPA 61/524,324
PPA 61/524,325
PPA 61/525,187
PPA 61/632,033
PPA 61/634,104
PPA 61/634,702
PPA 61/646,311
US 6,747,547
11/448,117

Schedule 6 – Material Contracts

Schedule 7 – Licenses and Permits

Schedule 8 – Regulatory and Shareholder’s Consents

WRITTEN CONSENT BY SHAREHOLDERS HAVING NOT LESS THAN THE MINIMUM NUMBER OF VOTES THAT WOULD BE NECESSARY TO AUTHORIZE OR TAKE SUCH ACTION AT A MEETING AT WHICH ALL SHARES ENTITLED TO VOTE THEREON WERE PRESENT AND VOTED OF NFC DATA INC.

The undersigned, being shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, of NFC DATA, Inc., a BVI corporation ("Corporation") do by this written consent to take the following actions and adopt the following resolutions:

RESOLVED, that the Board of Directors of the Company is authorized to enter into a Share Purchase Agreement with PLAY LA INC., a company incorporated under the laws of the British Virgin Islands. A copy of the Share Purchase Agreement was circulated among said shareholders of the Company.

RESOLVED, as part of the Share Purchase Agreement between the two companies, one share of the NFC Data Inc. (BVI) will be exchanged with 750 shares of PLAY LA Inc. (BVI) for a total aggregate of 30,000,000 common shares of PLAY LA Inc. as the Purchase Price.

FURTHER RESOLVED, that any Director or Officer of the Corporation be and is hereby authorized do or cause to be done all such other acts or things necessary, appropriate or expedient in the circumstances for the purposes of giving effect to this resolution and the completion of the matters contemplated herein and the execution and delivery by the Authorized Signatory of any agreement, direction, certificate, acknowledgement or other document of any kind whatsoever in the name of or on behalf of the Corporation in connection with any transaction or matter contemplated by this resolution shall be binding on the Corporation and shall be conclusively presumed to be the act of the Corporation.

Dated: November 12, 2012

Approved:

Geoff Cairns, Shareholder	Kenneth Mages, Shareholder
Hk Electronics Co Ltd., Shareholder	Swiss Science Com Co Ltd., Shareholder
Wales Wealth Management Co Ltd., Shareholder	Deep Blue Exploration Co Ltd., Shareholder

WAIVER OF NOTICE OF MEETING

The undersigned representing all the shareholders of NFC Data Inc. (the "Company") and 100% of the issued and outstanding shares eligible to vote on any matter, hereby waives any notice otherwise required in connection with the Special Meeting of the Shareholders of the Company to be held on **November 12, 2012** or any adjournment or postponement thereof. The undersigned further consents to the transaction of any business that may come before the meeting.

IN WITNESS WHEREOF, the undersigned have signed this waiver this 12th day of November, 2012.

Geoff Cairns	______________________
Kenneth Mages	______________________
HK Electronics Co Ltd.	______________________
Swiss Science Com Co Ltd.	______________________
Wales Wealth Management Co Ltd.	______________________
Deep Blue Exploration Co Ltd.	______________________
Marlowe Management Co Ltd.	______________________
JSM Capital Management Inc.	______________________
Digital World Resources Inc.	______________________
Harmony Ridge Holdings Ltd.	______________________
Symphony Bowl Holdings Ltd.	______________________
Stephen Porges	______________________
Keith Woodcock	______________________
Mike Parker	______________________
Jan Machat	______________________
Dickson Co	______________________
Stephen Blair	______________________

PLAY LA Inc.
(the "Company")

DIRECTORS CONSENT RESOLUTIONS

Effective Date of Resolutions: November 12, 2012

Pursuant to the Articles and Bylaws of the Company, the undersigned, being the Directors of the Company incorporated under the British Virgin Islands International Business Companies Ordinance of 1984, as amended, by written consent and without the formality of convening a meeting, consent to the following actions of the Company.

ACQUISITION DISCUSSIONS

WHEREAS:

A. The Company intends to acquire all the shares of NFC Data Inc., (BVI) and all its business activities, assets and liabilities;

B. Attached is the final draft of the Purchase Agreement which forms part of this resolution containing all the terms and conditions;

B. The Company intends to issue 30,000,000 common shares of the Company as the purchase price of $7,500,000;

C. The average high and low bid price of the Company's stock on the OTC BB under the symbol PLLAF is $0.25 per share.

D. Attached are the written consents from the majority shareholders approving the acquisition of NFC Data Inc.

RESOLVED THAT:

1. The Company approves the attached Purchase Agreement and is hereby authorized to close the acquisition of NFC Data Inc.;

2. The Company acknowledges receipts of the written consents from the majority shareholders approving the acquisition of NFC Data Inc.

3. Any one director be and is hereby authorized on behalf of the Company to close the acquisition of NFC Data;

3. Any one director or officer of the Corporation be and is hereby authorized and directed, as the "Authorized Signatory" of the Corporation, to:

   (a) execute and deliver for and on behalf of the Corporation under the common seal of the Corporation or otherwise, any and all instruments and documents of any kind whatsoever in such form and with such amendments or variations as the Authorized Signatory deems necessary, appropriate or expedient in the circumstances, and

Schedule 9 – Third Party Consents

Consent from Authentify Inc.

Schedule 10 – Legal and Regulatory Proceedings

Schedule 11 – Accounts and Attorneys

List of Attorneys

Alan Morgan, ESQ	Donald E Stout (Patents Attorney)
Suite 4, 1038 South La Grange Road	Antonelli, Terry, Stout & Kraus, LLP
La Grange, Illinois	1300 N 17th Street, Suite 1800
60525	Arlington, VA 22209
Tel: 1‐312‐613‐4751	Tel: 1‐703‐312‐6600

Walkers Law	Donald J Ersler
171 Main Street	Patent, Trademark & Copyright Law
PO Box 92	725 Garvens Avenue
Road Town, Tortola	Brookfield, WI 53005
British Virgin Islands	Tel: 1‐262‐785‐0160
VG1110
Tel: 1‐284‐852‐2202

Lane Powell (Patents Attorney)
Brian Bodine
1420 Fifth Avenue
Suite 4100
Seattle, WA
98101
Tel: 1‐206‐223‐7406

List of Accounts

First Tech Federal Credit Union

Schedule 12 – Directors and Officers

NFC Data Inc.
Kenneth Mages – President, Director
Geoffrey Cairns – CEO, Director

VSIM Patent Ltd.
Geoffrey Cairns – sole officer, sole director

VSIM Patent Co LLC
Geoffrey Cairns – Manager

ipVco LLC
Geoffrey Cairns – Manager

Proximity Game Studios, Inc.
Geoffrey Cairns – sole officer, sole director

Schedule 13 – Related Party Transactions

Schedule 14 – Employee Matters

Schedule 15 – Major Customers

Schedule 16 – Form of Opinion of Vendor’s Counsel

Schedule 17 – Form of Release

RELEASE

KNOW ALL MEN BY THESE PRESENTS that I/we, (Individual Vendor/Corporate Vendor)(the “Releaser”), in consideration of the sum of Five Dollars ($5.00) and other good and valuable consideration received by me/us from NFC Data Inc., (the “Corporation”) (receipt and sufficiency whereof is hereby acknowledged) DO HEREBY remise, release and forever discharge the said Corporation, its respective successors and assigns (hereinafter collectively referred to as the “Releasees”) from all manner of actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands whatsoever which against the Releasees I/we ever had, now have or which my/our heirs, executors, administrators or assigns, or any of them, hereafter can, shall or may have for or by reason of any cause, matter or thing whatsoever existing up to the present time, except for debts and payables reflected on the financial books and records and/or financial statements of the Corporation.

IT IS FURTHER UNDERSTOOD AND AGREED that for the consideration expressed herein, the Releaser expressly agrees not to make any claim to take any proceeding in respect of any matters which are the subject of this Release against the Releasees or any other person, company, corporation or other legal entity who might claim contribution or indemnity from the Releasees or any of their respective successors and assigns either in the --Jurisdiction-- or elsewhere.

IT IS FURTHER UNDERSTOOD AND AGREED that the Releaser has sought and obtained independent legal advice with respect to this Release and it is further understood and agreed that the Releaser hereby represents and declares that he/it has read this Release and hereby confirms that the Release contains the entire agreement between the parties hereto in regard to the matters that are the subject of this Release and the terms hereof are contractual and not a mere recital.

IN WITNESS WHEREOF I/we have hereunto executed this Release this _____________ day of ___________, 2013.
If Releaser is a corporation:

SIGNED, SEALED & DELIVERED by	)
(Vendor))
in the presence of:	)
)
)
Name	)	Vendor
)
)
Address	)
)
)
Occupation	)

Schedule 18 – Form of Opinion of Purchaser’s Counsel

Schedule 19 – Option to Purchase

Schedule 20 – Share Transfer Form

NFC DATA INC.
(The "Company")
A BVI Business Company
with BVI Company Number 1725860

SHARE TRANSFER FORM

__________________________ ("the Transferor"), for good and valuable consideration received by [him][her][it] from Play LA Inc. ("the Transferee") of 171 Main Street, P.O. Box 92, Road Town, Tortola VG 1110 British Virgin Islands, does hereby:

1.
transfer to the Transferee the ___________ shares in the Company (of a par value of US$0.01] each) (the "Shares") standing in the Transferor's name in the Register of Members of the Company to hold unto the Transferee, its executors, administrators and assigns, subject to the several conditions on which the Transferor held the same at the time of execution of this Share Transfer Form; and

2	consents that the Transferor's name remains on the Register of Members of the Company until such time as the Company enters the Transferee's name in the Register of Members of the Company.

And the Transferee does hereby agree to take the Shares subject to the same conditions.

This Share Transfer Form may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

As Witness Our Hands

Signed by the Transferor on _______________ ___, 2013

in the presence of:

Witness	For and on behalf of the Transferor [by its duly authorised director/Attorney in Fact]

Signed by the Transferee on ______________ ____, 2012
in the presence of:

Witness	For and on behalf of the Transferee Play LA Inc. [by its duly authorised director/Attorney in Fact]

Schedule 21 – Form of Officer/Director Resignation Letters

[Date]

The Board of Directors
NFC Data Inc.
171 Main Street
PO Box 92
Tortola VG1110
British Virgin Islands

Dear Sirs

RESIGNATION AS [DIRECTOR] [AND] [OFFICER] OF NFC DATA INC. (THE "COMPANY")

I hereby resign as [director] [and] [officer] of the Company with immediate effect and confirm that I have no outstanding claims for fees or expenses against the Company arising from my employment or directorship with the Company, the termination of such position(s) or otherwise.

Yours faithfully

[Name]

Schedule 22 – Form of Consent Letters

[Date]

The Board of Directors
NFC Data Inc.
171 Main Street
PO Box 92
Road Town
Tortola  VG1110
British Virgin Islands

Dear Sirs

CONSENT TO ACT AS DIRECTOR OF NFC DATA INC. (THE "COMPANY")

I, [Name] of [Address] hereby confirm my consent to act as a director of the Company with immediate effect until my resignation or removal or disqualification in accordance with the Articles of Association of the Company.

This form of consent is given in accordance with section 112 of the BVI Business Companies Act, 2004 (No 16 of 2004) and I hereby confirm that the name and address as above written are accurate and may be entered in the register of directors of the Company.

Yours faithfully

[Name]

Schedule 23 – Closing Certificates

TO: Play LA Inc.. (the “Purchaser”)

The undersigned, being the Vendor, HEREBY CERTIFIES that the representations and warranties contained in the Share Purchase Agreement between Play LA Inc. (the “Purchaser”), the Vendor (the “Vendor”) and NFC Data Inc. (the “Corporation”) made as of the  12th day of December, 2012 are true and correct in all material respects with the same force and effect as if such representations were given as of today’s date.

CERTIFIED this                day of ________________, 2013.

Vendor Per:
Authorized Signatory